EXHIBIT 99.1

Emerald Health Therapeutics’ Verdélite Launches Souvenir™ Cannabis Brand in Québec

Verdélite offers craft cannabis products in its home province for Québec consumers

VANCOUVER, British Columbia, June 23, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announces that its Verdélite Sciences subsidiary in St. Eustache, Québec, has launched its new Souvenir cannabis brand in the province. The Souvenir product line initially consists of select dried flower products from two Emerald cultivars, Grapefruit GG4 and Chemdog. The first shipments have been made to the SQDC, Québec’s cannabis distribution board, and will be distributed through SQDC retail and online stores.

Souvenir is focused on bringing unique offerings to the Québec market at a competitive price point. Artisanal care and freshness are implicit in Verdélite’s cultivation, harvesting, and production philosophy. Every batch of dried flower product is hand harvested, hang dried and dry trimmed, then carefully cured and hand packaged. These craft products are delivered to the SQDC within weeks of packaging to ensure the highest possible product freshness to consumers.

“With over 80 years of cannabis growing experience in Québec, our Souvenir™ branded high-quality cannabis is grown with passion and pride that pays homage to its Québec roots and customers,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “This highly-sophisticated operation was fully commissioned and in full production just in the first quarter of this year, and we look forward to the progress of this operation as it continues to develop through multiple harvest cycles.”

The initial Souvenir products are high-potency THC strains with distinct aromas and flavours. Chemdog is a classic sativa-dominant hybrid, bred in the 1970s. Grapefruit GG4 is a combination of Grapefruit, a citrusy sativa, and GG4, a member of the indica GG family. The initial products are available in 3.5g packages. This will be expanded into new formats and categories, including 15g and pre-rolls.

Verdélite Sciences’ sophisticated 88,000 square foot indoor growing facility, which is located near Montreal, employs 67 people and comprises 21 independent grow rooms to produce small batches of craft cannabis. Verdélite has an extensive library of cannabis genetics and ongoing R&D to develop new strains, giving it the opportunity to offer unique Souvenir products every quarter.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing affordably priced quality products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.

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